6/5

07024191

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sharp Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

FILE NO. 82- 01116 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 6/9/07

SHARP

RECEIVED
2007 JUN -5 P 12:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

3-31-07

FINANCIAL RELEASE

FINANCIAL RESULTS
FOR THE YEAR ENDED
MARCH 31, 2007

SHARP CORPORATION

CONSOLIDATED FINANCIAL RESULTS

(The information for the year ended March 31, 2007 is unaudited)

SHARP CORPORATION
Head Office : 22-22 Nagaike-cho, Abeno-ku
Osaka, Japan

1. Results for the Year Ended March 31, 2007

(Monetary amounts are rounded to the nearest million yen.)

(1) Financial Results

(The percentage figures represent the percentage of increase or decrease against the previous year.)

Millions of Yen

	Net Sales	Percent Change	Operating Income	Percent Change	Net Income	Percent Change
Year Ended March 31, 2007	3,127,771	+11.8%	186,531	+13.9%	101,717	+14.7%
Year Ended March 31, 2006	2,797,109	+10.1%	163,710	+8.4%	88,671	+15.4%

	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)	Net Income to Equity	Operating Income to Net Sales
Year Ended March 31, 2007	93.25	90.00	8.9%	6.0%
Year Ended March 31, 2006	80.85	—	8.4%	5.9%

Reference: Equity in net income of non-consolidated subsidiaries and affiliates : March 31, 2007 ; 612 million yen
March 31, 2006 ; 1,023 million yen

(2) Financial Position

Millions of Yen

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share (Yen)
As of March 31, 2007	2,968,810	1,192,205	39.9%	1,084.76
As of March 31, 2006	2,560,299	1,098,910	42.9%	1,006.91

Reference: Equity : March 31, 2007 ; 1,183,127 million yen
March 31, 2006 ; — million yen

(3) Summary of Consolidated Cash Flows

Millions of Yen

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year Ended March 31, 2007	314,352	(328,789)	41,170	329,286
Year Ended March 31, 2006	263,753	(229,386)	(33,760)	299,466

2. Dividends

	Dividend per Share (Yen)			Total Dividend Payment (Millions of yen)	Pay-out Ratio (Consolidated)	Dividend to Net Assets (Consolidated)
	Interim	Year-End	Annual			
Year Ended March 31, 2006	10.00	12.00	22.00	24,001	27.2%	2.3%
Year Ended March 31, 2007	12.00	14.00	26.00	28,359	27.9%	2.5%
Year Ending March 31, 2008 (Forecast)	14.00	14.00	28.00		29.1%	

3. Forecast of Financial Results for the Year Ending March 31, 2008

(The percentage figures represent the percentage of increase or decrease against the previous year.) Millions of Yen

	Net Sales	Percent Change	Operating Income	Percent Change	Net Income	Percent Change	Net Income per Share (Yen)
Year Ending March 31, 2008	3,400,000	+8.7%	190,000	+1.9%	105,000	+3.2%	96.27

4. Other Information

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation)

No change

(2) Changes in Accounting Principles, Procedures and Presentation Methods for Consolidated Financial Results

(1) Changes arising from revision of accounting standards: Yes

(2) Changes arising from other factors: Yes

Note: For detailed information, please refer to "Changes in Accounting Methods."

(3) Number of Shares Outstanding (Ordinary Shares)

(1) Number of shares outstanding (including treasury stock) as of March 31, 2007 ; 1,110,699,887 shares
as of March 31, 2006 ; 1,110,699,887 shares

(2) Number of shares of treasury stock as of March 31, 2007 ; 20,021,018 shares
as of March 31, 2006 ; 19,798,861 shares

Note: For number of shares serving as a basis for calculating net income per share (consolidated), please refer to "Per Share Information."

Operating Results

1. Analysis of Financial Results and Financial Position

(1) Fiscal 2006 in Review

During fiscal 2006, the Japanese economy continued to recover modestly, supported by solid export growth and corporate investment due to improved earnings results. However, private consumption has remained almost flat. Overseas, while a decelerating trend was seen in the U.S. economy, such as slowing in the housing market, the Asian economy, including China, maintained high growth and the European economy as a whole continued to recover steadily.

The Sharp Group took assertive initiatives through the introduction of one-of-a-kind products and through the development of proprietary devices which support the creation of these one-of-a-kind products. We consistently focused on making highly distinctive products and devices and thus realized higher profitability. The following are examples of our efforts made during this fiscal year:

In the Consumer/Information Products business, we worked to further expand sales of LCD color TVs. Amid increasing demand for LCD TVs around the globe, we expanded our lineup of large-size LCD TVs, including cutting-edge full high-definition models, and worked toward expanding sales worldwide. Other efforts included a release of unique products, such as mobile phones capable of receiving "One segment broadcasting" or "One Seg," a new type of terrestrial digital broadcasting for mobile equipment.

In the Electronic Components business, we strived to further expand LCD business. For large-size LCDs, we began operations at the Kameyama No.2 plant. This is the world's first LCD production facility to adopt eighth generation glass substrates, which enables the production of 40- and 50-inch-class LCD panels with extremely high efficiency. We also started the second phase at the plant, intensifying production capacity for large-size LCDs. For small- and medium-size LCDs, we increased sales of System LCDs for mobile equipment, including mobile phones. Additionally, we have taken various other actions, such as capacity enhancement for solar cells and creation of distinctive devices intended for our uniquely featured products.

As a result, the current fiscal year recorded domestic net sales of 1,526.9 billion yen, up 9.3% over the previous year, and overseas net sales of 1,600.8 billion yen, up 14.3%, for a total of 3,127.7 billion yen, up 11.8%. Operating income was 186.5 billion yen, up 13.9% from the previous year. Net income was 101.7 billion yen, up 14.7%.

Regarding cash flow, net cash provided by operating activities was 314.3 billion yen, while net cash used in investing activities was 328.7 billion yen. Net cash provided by financing activities was 41.1 billion yen. As a result, cash and cash equivalents at the end of the period were 329.2 billion yen, an increase of 29.8 billion yen from the previous year end.

Operating results by product group are as follows:

Consumer/Information Products

Sales of Audio-Visual and Communication Equipment were 1,381.1 billion yen, up 26.6% over the previous year. Sales of LCD color TVs, mainly large-size models, and mobile phones increased, contributing to the overall sales increase.

Sales of Home Appliances were 239.0 billion yen, up 6.4%. Our uniquely featured products contributed to the growth.

Sales of Information Equipment were 437.9 billion yen, up 4.0%. Sales of copier/printers, mainly digital full-color MFPs increased, resulting in overall sales growth.

Electronic Components

Sales of LSIs were 141.0 billion yen, up 3.9% over the previous year. Sales of CCD/CMOS imagers increased, which offset the decrease in sales of flash memory.

Sales of LCDs were 628.8 billion yen, down 0.7%. Regarding panels for LCD color TVs, sales for outside customers decreased, resulting from increase in panels for internal use. Sales of panels for mobile equipment showed growth.

Sales of Other Electronic Components were 299.8 billion yen, up 3.0%. Sales increased for major devices, including those for Audio-Visual equipment.

(2) Forecast for Fiscal 2007

As for the outlook for fiscal 2007, the Japanese economy is expected to maintain a mild recovery, supported by improved private consumption. Overseas, though some uncertainties remain for the U.S. economy, economies in Europe and Asia are projected to grow steadily.

In an effort to achieve further growth, the Sharp Group is strengthening its one-of-a-kind strategy, while working to improve brand value and secure competitive advantage in the global market.

In the Consumer/Information Products business, we will work to further expand LCD color TV business. This is to be accomplished through globally expanding sales of large-size full high-definition models with enhanced image quality, functionality and design. We will also take measures to strengthen the competitiveness of our LCD TVs, by promoting drastic cost reduction, along with establishing a state-of-the-art global production system. One-of-a-kind products in other business areas will also be upgraded. These include our original cutting-edge mobile phones and wireless PDAs, utilizing our unique technologies.

In the Electronic Components business, we will engage in enhancing our line of original devices through the following measures. To further expand our LCD business, we will start the third phase at the Kameyama No.2 plant and increase sales of panels for LCD TVs. Other measures include boosting sales of System LCDs for mobile equipment. For other devices, including solar cells, we will also work to improve competitiveness through technological innovation and cost reduction.

In addition to these efforts, we will continuously promote R&D for future technologies and promote low-cost operation in order to achieve further growth. Lastly, we will continue to take initiatives proactively to enhance our CSR efforts, which include contributing to environmental preservation and complying with laws and statues in conducting business.

The following are the current forecasts for fiscal 2007. With the change of depreciation and amortization method arising from fiscal 2007 tax reform in Japan, depreciation and amortization for fiscal 2007 is expected to increase 20.0 billion yen, compared to the previous method. The impact of this change has been reflected in the following forecasts for operating income and net income.

Net sales	3,400.0 billion yen	+ 8.7 % over the previous fiscal year
Operating income	190.0 billion yen	+ 1.9 % over the previous fiscal year
Net income	105.0 billion yen	+ 3.2 % over the previous fiscal year

The above figures are based on an exchange rate of ¥115 =US$1.00 for fiscal 2007.

*The above estimates of financial results are based on certain assumptions that Sharp Corporation deemed reasonable at the time they were prepared, and actual financial results may differ significantly from these estimates. The factors that may influence the figures for final reported business results include, but are not limited to:

- The economic situation in which the Sharp Group operates
- Sudden, rapid fluctuations in demand for products and services, as well as intense price competition
- Changes in exchange rates (particularly between the yen and the U.S. dollar, the euro and other currencies)
- Sharp's ability to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products and services
- Regulations such as trade restrictions in other countries

**The accompanying consolidated financial statements are a translation of the consolidated financial statements of Sharp, which were prepared in accordance with accounting principles and practices generally accepted in Japan.
In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the consolidated financial statements issued domestically, in order to present them in a form which is more familiar to readers outside Japan.

2. Basic Policy on Distribution of Earnings and Dividends for Fiscal 2006/2007

Sharp considers distributing profits to shareholders to be one of management's top priorities. While maintaining consistently stable dividend pay-outs, and while carefully considering our consolidated business performance, financial situation and future business development in a comprehensive manner, we will implement a set of measures to return profits to our shareholders, such as increasing the amount of periodic dividends. Under this policy, we have raised dividends for 6 consecutive years from fiscal 2000 though 2005 and will continue to return profit actively, targeting a consolidated pay-out ratio of 30%. For fiscal 2006, we intend to distribute an annual dividend of 26 yen per share, an increase of 4 yen over the previous year. With this dividend increase, our dividends will have been raised for 7 consecutive years. For fiscal 2007, we are planning to distribute an annual dividend of 28 yen per share (14 yen for interim and year-end, respectively), an increase of 2 yen over the previous year. Internal reserve funds are being provided for investment in plant and equipment in areas of future growth, for development of uniquely featured products and proprietary electronic devices. They are also being provided for overseas business expansion and environmental protection measures.

Management Policy

1. Basic Management Policy

The Sharp Group's business creed is based on the principles of "Sincerity and Creativity." Our aim is to inspire all our daily work with these principles so that we can earn the appreciation of people everywhere, and make a valuable contribution to society. Our corporate philosophy expresses our desire to grow in mutual prosperity with all stakeholders in the business, including shareholders, business partners, and employees.

2. Mid- and Long-Term Business Strategy and Issues the Company Needs to Face

(1) Achieving Stable Growth and Enhancing Brand Value by a Vertically-Integrated Business Model

Sharp will maximize the strength of its vertically-integrated business model and promote the creation of unique products equipped with its original cutting-edge devices. Especially for LCDs, our core competence, we will globally introduce LCD applications, including LCD color TVs, by intensifying R&D, expanding production capacity and improving cost competitiveness. Through these efforts, we are committed to achieving stable growth as a "valued one-of-a-kind company" and enhancing our brand value globally.

(2) Efforts to Protect the Environment

Sharp sees the issue of environmental protection as a medium-term business challenge. With our energy-creating and energy-saving technologies, we aim to achieve our corporate vision of being a company that has "zero global warming impact" by fiscal 2010. We will contribute to the realization of a sustainable society by pursuing coexistence of business expansion and environmental protection. Specifically, we will work to reduce the environmental burden at all production stages, along with enhancing the business of photovoltaic power generation systems and introducing environmentally friendly products.

(3) Strengthening Our Business Foundation to Support Production

Sharp will strengthen the fundamentals of its manufacturing activities, which we see as a driving force for future growth. These include establishing an efficient value-chain which enables delivery with a shortened lead time at low cost and promoting global procurement activities. We will also take proactive strategies for intellectual property and pursue securing high reliability and quality for our products.

(4) Maximizing the Management Resources to Improve Corporate Competitiveness

In an effort to achieve further corporate competitiveness, Sharp will promote effective utilization of its management resources. These include nurturing our core personnel from a global standpoint and deploying financial strategies for more aggressive investment activities. We will also promote the proliferation of IT through the entire value chain.

By deploying these business strategies, we are aiming to improve ROE (return on equity) and free cash flow as the main management indicators, as well as working to further increase corporate value. We are also continuing to focus on enhancing our return on investment in all our business divisions, based on "profit after capital cost" (PCC), which is calculated by subtracting the cost of invested capital from NOPAT (net operating profit after income taxes).

CONSOLIDATED BALANCE SHEETS

Millions of Yen

	March 31, 2006	March 31, 2007	Increase Decrease
ASSETS			
Current Assets:			
Cash, time deposits, and short-term investments	376,298	431,816	+ 55,518
Notes and accounts receivable, less-allowance for doubtful receivables	578,699	705,281	+ 126,582
Inventories	336,344	435,643	+ 99,299
Other current assets	103,532	106,523	+ 2,991
Total current assets	1,394,873	1,679,263	+ 284,390
Plant and Equipment, Less Accumulated Depreciation	896,913	1,013,527	+ 116,614
Investments and Other Assets	268,513	271,155	+ 2,642
Deferred Assets	-	4,865	+ 4,865
Total assets	2,560,299	2,968,810	+ 408,511

[Reference]

	(March 31, 2006)	(March 31, 2007)
Capital Investment	218,966	284,190
Interest-Bearing Debt	522,469	601,467

CONSOLIDATED BALANCE SHEETS

Millions of Yen

	March 31, 2006	March 31, 2007	Increase Decrease
LIABILITIES			
Current Liabilities:			
Short-term borrowings, including current portion of long-term debt	280,995	240,738	- 40,257
Notes and accounts payable	691,756	874,276	+ 182,520
Other current liabilities	222,303	277,251	+ 54,948
Total current liabilities	1,195,054	1,392,265	+ 197,211
Long-term Liabilities	257,601	384,340	+ 126,739
Total liabilities	1,452,655	1,776,605	+ 323,950
MINORITY INTERESTS			
Minority Interests	8,734	-	- 8,734
SHAREHOLDERS' EQUITY			
Shareholders' Equity:			
Common stock	204,676	-	- 204,676
Capital surplus	262,288	-	- 262,288
Retained earnings	668,687	-	- 668,687
Net unrealized holding gains on securities	27,992	-	- 27,992
Foreign currency translation adjustments	(38,352)	-	+ 38,352
Less-Cost of treasury stock	(26,381)	-	+ 26,381
Total shareholders' equity	1,098,910	-	- 1,098,910
Total liabilities, minority interests and shareholders' equity	2,560,299	-	- 2,560,299
NET ASSETS			
Owners' Equity:			
Common stock	-	204,676	+ 204,676
Capital surplus	-	262,295	+ 262,295
Retained earnings	-	745,209	+ 745,209
Less-Cost of treasury stock	-	(26,844)	- 26,844
Total owners' equity	-	1,185,336	+ 1,185,336
Valuation and Translation Adjustments:			
Net unrealized holding gains on securities	-	24,381	+ 24,381
Deferred gains on hedges	-	1	+ 1
Foreign currency translation adjustments	-	(26,591)	- 26,591
Total valuation and translation adjustments	-	(2,209)	- 2,209
Minority Interests	-	9,078	+ 9,078
Total net assets	-	1,192,205	+ 1,192,205
Total liabilities and net assets	-	2,968,810	+ 2,968,810

SHARP CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Millions of Yen

	Year Ended March 31, 2006		Year Ended March 31, 2007		Increase Decrease	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Net Sales	2,797,109	100.0	3,127,771	100.0	+ 330,662	+ 11.8
Cost of Sales	2,165,126	77.4	2,414,592	77.2	+ 249,466	+ 11.5
Gross profit	631,983	22.6	713,179	22.8	+ 81,196	+ 12.8
Selling, General and Administrative Expenses	468,273	16.7	526,648	16.8	+ 58,375	+ 12.5
Operating income	163,710	5.9	186,531	6.0	+ 22,821	+ 13.9
Other Income (Expenses)						
Interest and dividend income	5,769	0.2	6,913	0.2	+ 1,144	+ 19.8
Interest expense	(6,410)	0.2	(7,668)	0.2	- 1,258	+ 19.6
Other, net	(23,051)	0.9	(27,481)	0.9	- 4,430	+ 19.2
	(23,692)	0.9	(28,236)	0.9	- 4,544	+ 19.2
Income before income taxes and minority interests	140,018	5.0	158,295	5.1	+ 18,277	+ 13.1
Income Taxes						
Current	50,073	1.8	51,264	1.6	+ 1,191	+ 2.4
Deferred	608	0.0	4,607	0.2	+ 3,999	+ 657.7
Minority Interests in Income of Consolidated Subsidiaries	(666)	0.0	(707)	0.0	- 41	+ 6.2
Net Income	88,671	3.2	101,717	3.3	+ 13,046	+ 14.7

[Reference]

	(Year Ended March 31, 2006)	(Year Ended March 31, 2007)
Depreciation and Amortization	193,114	217,715
R&D expenditures	185,240	189,852

SHARP CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSET

Year Ended March 31, 2007 | Millions of Yen

	Owners' Equity				
	Common stock	Capital surplus	Retained earnings	Less-Cost of treasury stock	Total owners' equity
Balance at March 31, 2006	204,676	262,288	668,687	(26,381)	1,109,270
Changes of items during the period					
Dividends from surplus*			(13,091)		(13,091)
Dividends from surplus			(13,089)		(13,089)
Directors' bonus*			(468)		(468)
Net income			101,717		101,717
Increase resulting from increase in number of consolidated subsidiaries			1,875		1,875
Decrease resulting from increase in number of consolidated subsidiaries			(428)		(428)
Decrease resulting from change in accounting standards of consolidated subsidiaries			(2,826)		(2,826)
Increase due to unfunded retirement benefit obligation of foreign subsidiaries			2,832		2,832
Purchase of treasury stock				(480)	(480)
Disposal of treasury stock		7		17	24
Net changes of items other than owners' equity					
Total changes of items during the period	-	7	76,522	(463)	76,066
Balance at March 31, 2007	204,676	262,295	745,209	(26,844)	1,185,336

	Valuation and Translation Adjustments					
	Net unrealized holding gains on securities	Deferred losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority Interests	Total Net Assets
Balance at March 31, 2006	27,992	-	(38,352)	(10,360)	8,734	1,107,644
Changes of items during the period						
Dividends from surplus*						(13,091)
Dividends from surplus						(13,089)
Directors' bonus*						(468)
Net income						101,717
Increase resulting from increase in number of consolidated subsidiaries						1,875
Decrease resulting from increase in number of consolidated subsidiaries						(428)
Decrease resulting from change in accounting standards of consolidated subsidiaries						(2,826)
Increase due to unfunded retirement benefit obligation of foreign subsidiaries						2,832
Purchase of treasury stock						(480)
Disposal of treasury stock						24
Net changes of items other than owners' equity	(3,611)	1	11,761	8,151	344	8,495
Total changes of items during the period	(3,611)	1	11,761	8,151	344	84,561
Balance at March 31, 2007	24,381	1	(26,591)	(2,209)	9,078	1,192,205

*Note: Appropriation of retained earnings resolved at Ordinary General Meeting of Shareholders held in June, 2006.

SHARP CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of Yen

	Year Ended March 31, 2006	Year Ended March 31, 2007	Increase Decrease
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	140,018	158,295	+ 18,277
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities—			
Depreciation and amortization of properties and intangibles	186,434	208,632	+ 22,198
Interest and dividend income	(5,769)	(6,913)	- 1,144
Interest expense	6,410	7,668	+ 1,258
Foreign exchange loss	2,070	2,760	+ 690
Loss on sales and disposal of plant and equipment	10,126	7,356	- 2,770
Increase in notes and accounts receivable	(43,716)	(73,726)	- 30,010
(Increase) decrease in inventories	2,693	(86,946)	- 89,639
Increase in payables	53,945	143,425	+ 89,480
Other, net	(35,119)	7,756	+ 42,875
Total	317,092	368,307	+ 51,215
Interest and dividends received	7,961	9,432	+ 1,471
Interest paid	(6,561)	(8,182)	- 1,621
Income taxes paid	(54,739)	(55,205)	- 466
Net cash provided by operating activities	263,753	314,352	+ 50,599
Cash Flows from Investing Activities:			
Purchase of time deposits	(60,020)	(120,063)	- 60,043
Proceeds from redemption of time deposits	65,104	95,072	+ 29,968
Proceeds from sales of short-term investments	21,739	6,480	- 15,259
Acquisitions of plant and equipment	(232,770)	(294,548)	- 61,778
Proceeds from sales of plant and equipment	609	1,407	+ 798
Purchase of investments in securities and investments in nonconsolidated subsidiaries and affiliates	(12,391)	(4,121)	+ 8,270
Proceeds from sales of investments in securities and investments in nonconsolidated subsidiaries and affiliates	5,748	1,944	- 3,804
Loans made	(4,785)	(1,063)	+ 3,722
Proceeds from collection of loans	4,561	683	- 3,878
Other, net	(17,181)	(14,580)	+ 2,601
Net cash used in investing activities	(229,386)	(328,789)	- 99,403
Cash Flows from Financing Activities:			
Decrease in short-term borrowings, net	(20,032)	(121,568)	- 101,536
Proceeds from long-term debt	105,588	218,370	+ 112,782
Repayments of long-term debt	(96,806)	(28,461)	+ 68,345
Purchase of treasury stock	(336)	(480)	- 144
Dividends paid	(21,812)	(26,181)	- 4,369
Other, net	(362)	(510)	- 148
Net cash provided by (used in) financing activities	(33,760)	41,170	+ 74,930
Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,393	463	- 2,930
Net Increase in Cash and Cash Equivalents	4,000	27,196	+ 23,196
Cash and Cash Equivalents at Beginning of Year	295,312	299,466	+ 4,154
Cash and Cash Equivalents of Newly Consolidated Subsidiaries	0	2,583	+ 2,583
Cash and Cash Equivalents Increased by Merger	154	41	- 113
Cash and Cash Equivalents at End of Year	299,466	329,286	+ 29,820

Important Matters on Presenting Consolidated Financial Statements

Matters Related to Accounting Procedure Standards

1) Valuation Standards and Methods for Securities
   Other Securities
   - Securities with available fair market values:
     Primarily, stated at fair market value based on average of market price during the last month of the fiscal year (valuation differences are disposed using the direct net asset adjustment method and the cost of securities sold is calculated using the average cost method).
   - Securities with no available fair market value:
     Primarily, stated at average cost.

2) Valuation Standards and Methods for Inventories
   - Finished products:
     For Sharp Corporation and domestic consolidated subsidiaries, primarily, stated at the lower of moving average cost or market.
     For overseas consolidated subsidiaries, primarily, stated at the lower of first-in, first-out cost or market.
   - Work in process and raw materials:
     Primarily, stated at the current production and purchase costs.

3) Depreciation Methods Used for Tangible Fixed Assets
   For Sharp Corporation and domestic consolidated subsidiaries, depreciation is based primarily on the declining-balance method (Except for machinery and equipment in the Mie and Kameyama Plants, which are depreciated on the straight line method).
   Note that overseas consolidated subsidiaries primarily use the straight line method.

4) Method for Amortization for Deferred Assets
   Bond issue cost is amortized under the straight line method over the redemption period.

5) Method for Appropriation for Accrued Bonuses
   The reserve for payment of employee bonuses is set aside based on estimated amounts to be paid in the subsequent period.

6) Method for Appropriation for Severance and Pension Benefits
   To provide for employees' severance and pension benefits, reserves are set aside based on the estimated amounts of projected benefit obligation and the fair value of plan assets at the end of the current consolidated fiscal year.
   Further, net transition obligation is being amortized in equal amounts over 7 years.
   Prior service costs are amortized over the average of the estimated remaining service lives (16 years).
   Actuarial losses are recognized primarily in expenses over the average of estimated remaining services lives (16 years) commencing with the following period.

7) Accounting for Consumption Taxes, etc.
   The tax exclusion method is applied.

8) Adoption of Consolidated Tax Return System
   The consolidated tax return system is adopted.

Changes in Accounting Methods

Accounting Standard for Directors' Bonus
The "Accounting Standard for Directors' Bonus (ASBJ Statement No.4)" issued by the Accounting Standards Board of Japan on November 29, 2005, is being applied from this period. This change has immaterial impact on Consolidated Statements of Income.

Accounting Standard for Presentation of Net Assets in the Balance Sheet
A new description of the net assets section, based on "Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No.5)" and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No.8)" issued by the Accounting Standards Board of Japan on December 9, 2005, are being applied from this period. Also, the net assets section of this period is prepared in accordance with the amended Consolidated Financial Statement Regulations.

Royalty and Technical Assistance Fees and Related Costs
Previously, royalty and technical assistance fees were included in "Other income," and the costs of the royalty and technical assistance fees were calculated in "Other expenses." Starting from this period, however, these are included in "Net sales" and "Cost of sales," respectively. This change was made to provide a more rational indication of the income classifications, since the income arises from main business activities carried out by Sharp. With this change, for the year ended March 31, 2007, net sales are up 15,614 million yen, cost of sales is up 4,458 million yen, and operating income is up 11,156 million yen, compared to the previous classification. However, these have no impact on income before income taxes and minority interests. For the impact that these changes had on segment information, please refer to "Segment Information."

Method of Amortization for Bond Issue Cost
Previously, bond issue cost was fully expensed as incurred. Starting from this period, however, bond issue cost is capitalized as deferred assets and amortized under the straight line method over the redemption period. This change was made to recognize the effect of financing cost over the redemption period and realize appropriate periodic accounting of profit and loss. One of the reasons is because expansion in scale of bond issue led to increase in bond issue cost. Other reasons include the fact that effect of bond issue cost lasts over redemption period, not only when incurred, and that amortized cost method is adopted as a method of amortization for bonds. With this change, for the year ended March 31, 2007, income before income taxes and minority interests is up 4,865 million yen, compared to the previous method.

Additional Information

Previously, cost of software installed in products was, as a matter of practical convenience, recognized as manufacturing expense at the time of inspection. Starting from this period, however, cost of software installed in products is capitalized as an asset when accepted and recognized as manufacturing expense when the products installed with the software are sold, in accordance with "Accounting Standard for Research and Development Costs." This change was made in response to the increasing monetary materiality of software installed in products, resulting from an increase of complicated and multifunctional products in the latter half of this fiscal year. With this change, for the year ended March 31, 2007, operating income and income before income taxes and minority interests are up 10,455 million yen, respectively, compared to the previous method.

SEGMENT INFORMATION

Information by business segment* Millions of Yen

	Year Ended March 31, 2006	Year Ended March 31, 2007
Net Sales		
Consumer/Information Products		
Customers	1,736,763	2,058,109
Intersegment	6,086	9,431
Total	1,742,849	2,067,540
Electronic Components		
Customers	1,060,346	1,069,662
Intersegment	297,724	492,024
Total	1,358,070	1,561,686
Elimination	(303,810)	(501,455)
Consolidated	2,797,109	3,127,771
Operating Income		
Consumer/Information Products	62,299	81,705
Electronic Components	101,914	105,519
Elimination	(503)	(693)
Consolidated	163,710	186,531

*Previously, royalty and technical assistance fees were included in "Other income," and the costs of the royalty and technical assistance fees were calculated in "Other expenses." However, as noted in "Changes in Accounting Methods," starting from this period, these are included in "Net sales" and "Cost of sales," respectively.

With this change, for the year ended March 31, 2007, net sales of "Consumer/Information Products" are up 3,583 million yen, and operating income is up 731 million yen. Net sales of "Electronic Components" are up 12,031 million yen, and operating income is up 10,425 million yen.

SEGMENT INFORMATION

Information by geographic segment*

Millions of Yen

	Year Ended March 31, 2006		Year Ended March 31, 2007
Net Sales		Net Sales	
Japan		Japan	
Customers	1,742,349	Customers	1,860,199
Intersegment	708,691	Intersegment	909,956
Total	2,451,040	Total	2,770,155
The Americas		The Americas	
Customers	409,105	Customers	526,325
Intersegment	7,715	Intersegment	7,076
Total	416,820	Total	533,401
Europe		Europe	
Customers	425,371	Customers	490,338
Intersegment	3,662	Intersegment	3,445
Total	429,033	Total	493,783
Asia		China	
Customers	116,690	Customers	129,449
Intersegment	178,556	Intersegment	394,878
Total	295,246	Total	524,327
Other		Other	
Customers	103,594	Customers	121,460
Intersegment	290,868	Intersegment	218,244
Total	394,462	Total	339,704
Elimination	(1,189,492)	Elimination	(1,533,599)
Consolidated	2,797,109	Consolidated	3,127,771
Operating Income		Operating Income	
Japan	146,370	Japan	163,216
The Americas	3,358	The Americas	9,533
Europe	5,856	Europe	8,129
Asia	2,883	China	8,842
Other	7,201	Other	2,116
Elimination	(1,958)	Elimination	(5,305)
Consolidated	163,710	Consolidated	186,531

*1. Starting from this period, "China," which was previously included in "Other," is indicated as one of the geographic segments and "Asia," which was indicated as one of the geographic segments, is reclassified into "Other."

2. Major countries or regions in each geographic segment are as follows.
   - (1) The Americas: U.S.A., Canada
   - (2) Europe: Germany, U.K., Spain, France, Italy
   - (3) Other: Asia, Oceania, Middle East

   The following applies for the year ended March 31, 2006.
   - (1) The Americas: U.S.A., Canada
   - (2) Europe: Germany, U.K., Spain, France, Italy
   - (3) Asia: Malaysia, Thailand, Singapore, Indonesia
   - (4) Other: China, Oceania, Middle East

3. Previously, royalty and technical assistance fees were included in "Other income," and the costs of the royalty and technical assistance fees were calculated in "Other expenses." However, as noted in "Changes in Accounting Methods," starting from this period, these are included in "Net sales" and "Cost of sales," respectively.
   With this change, for the year ended March 31, 2007, net sales of "Japan" are up 38,151 million yen, and operating income is up 17,372 million yen. Net sales of "Elimination" are down 22,537 million yen, and operating income is down 6,216 million yen.

SEGMENT INFORMATION

Overseas sales*

Millions of Yen

	Year Ended March 31, 2006		Year Ended March 31, 2007
The Americas	450,307	The Americas	582,588
Europe	488,945	Europe	523,301
Asia	214,131	China	305,895
Other	246,645	Other	189,049
Total	1,400,028	Total	1,600,833

*1. Overseas sales indicate the sales of Sharp Corporation and its consolidated subsidiaries made to customers located in countries or regions outside Japan.

2. Starting from this period, "China," which was previously included in "Other," is indicated as one of the geographic segments and "Asia," which was indicated as one of the geographic segments, is reclassified into "Other."

3. Major countries or regions in each geographic segment are as follows.
   (1) The Americas: U.S.A., Canada, Central and South America
   (2) Europe: Germany, U.K., Spain, France, Italy
   (3) Other: Asia, Middle East, Oceania, Africa

   The following applies for the year ended March 31, 2006.
   (1) The Americas: U.S.A., Canada, Central and South America
   (2) Europe: Germany, U.K., Spain, France, Italy
   (3) Asia: South Korea, Singapore, Indonesia, Malaysia
   (4) Other: China, Middle East, Oceania, Africa

4. Previously, royalty and technical assistance fees were included in "Other income," and the costs of the royalty and technical assistance fees were calculated in "Other expenses." However, as noted in "Changes in Accounting Methods," starting from this period, these are included in "Net sales" and "Cost of sales," respectively.
   With this change, for the year ended March 31, 2007, net sales are up 102 million yen for "Europe," up 13,126 million yen for "China" and up 1,022 million yen for "Other."

PER SHARE INFORMATION

Yen

	Year Ended March 31, 2006	Year Ended March 31, 2007
Net assets per share	1,006.91	1,084.76
Net income per share	80.85	93.25
Fully diluted net income per share	-	90.00
	As no residual securities exist, fully diluted net income per share is not presented.	

Note: Net income per share and fully diluted net income per share were calculated on the following basis.

	Year Ended March 31, 2006	Year Ended March 31, 2007
Net income per share		
Net income (millions of yen)	88,671	101,717
Amounts not allocated to ordinary shares (millions of yen)	468	-
(Bonus payments to directors (millions of yen))	(468)	-
Net income allocated to ordinary shares (millions of yen)	88,203	101,717
Average number of shares outstanding during each year (thousands of shares)	1,090,990	1,090,790
Fully diluted net income per share		
Adjustment to net income (millions of yen)	-	10
Increase in number of ordinary shares (thousands of shares)	-	39,510
(Bonds with subscription rights to shares (thousands of shares))	-	(39,510)
Residual securities which do not dilute net income per share	-	-

SHARP CORPORATION

CONSOLIDATED SALES BY PRODUCT GROUP

Millions of Yen

	Year Ended March 31, 2006		Year Ended March 31, 2007		Increase Decrease	Percent Change
	Amount	Ratio	Amount	Ratio		
		%		%		%
Audio - Visual and Communication Equipment	1,090,905	39.0	1,381,105	44.2	+ 290,200	+26.6
Home Appliances	224,650	8.0	239,081	7.6	+ 14,431	+6.4
Information Equipment	421,208	15.1	437,923	14.0	+ 16,715	+4.0
Consumer/Information Products	1,736,763	62.1	2,058,109	65.8	+ 321,346	+18.5
LSIs	135,754	4.9	141,000	4.5	+ 5,246	+3.9
LCDs	633,493	22.6	628,821	20.1	- 4,672	-0.7
Other Electronic Components	291,099	10.4	299,841	9.6	+ 8,742	+3.0
Electronic Components	1,060,346	37.9	1,069,662	34.2	+ 9,316	+0.9
Total	2,797,109	100.0	3,127,771	100.0	+ 330,662	+11.8
Domestic	1,397,081	49.9	1,526,938	48.8	+ 129,857	+9.3
Overseas	1,400,028	50.1	1,600,833	51.2	+ 200,805	+14.3

May 31, 2007

RECEIVED

SHARP CORPORATION

NOTICE OF CONVOCATION OF THE 113TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We hereby notify you of the convocation of the 113th Ordinary General Meeting of Shareholders of the Sharp Corporation (hereinafter referred to as the "Company") as per the description below.

DESCRIPTION

1. Date and Time: Friday, June 22, 2007, at 10:00 a.m.

2. Place: 3-51 Nakanoshima 5-chome,Kita-ku,Osaka

   Grand Cube Osaka (Osaka International Convention Center) Main Hall

3. Purpose of the Meeting :

   Report :

   1. The Business Report, Consolidated Accounts and Audit of the Consolidated Accounts by the Accounting Auditors and the Board of Corporate Auditors for the 113th Term (from April 1, 2006 to March 31, 2007)

   2. Accounts for the 113th Term (from April 1, 2006 to March 31, 2007)

   Resolution :

   Proposal No.1: Appropriation of Surpluses for the 113th Term

   Proposal No.2: Payment of Bonus to Board Members

   Proposal No.3: Election of 26 Directors of the Company

   Proposal No.4: Election of 2 Auditors

   Proposal No.5: Payment of Retirement Remuneration to Retiring Directors

   Proposal No.6: Adoption of Plan regarding Large-Scale Purchases of Sharp Corporation Shares (Takeover Defense Plan)

[Attachment 1]

CONSOLIDATED BALANCE SHEET

As of March 31, 2007

(Millions of Yen)

ASSETS		LIABILITIES	
Current Assets	**1,679,263**	**Current Liabilities**	**1,392,265**
Cash and deposits	424,151	Notes and accounts payable-trade	751,274
Notes and accounts receivable-trade	595,667	Banker's acceptances payable	36
Securities	7,665	Short-term borrowings	147,353
Inventories	435,643	Current portion of straight bonds	57,687
Deferred tax assets	54,123	Commercial paper	22,865
Other current assets	167,880	Accrued expenses	185,277
Allowance for doubtful		Accrued income taxes	27,403
receivables	-5,866	Accrued employees' bonuses	32,972
		Accrued product warranty	10,793
Fixed Assets	**1,284,682**	Other current liabilities	156,605
Tangible Fixed Assets	**1,013,527**		
Buildings and structures	629,443	**Long-Term Liabilities**	**384,340**
Machinery and vehicles	1,442,838	Straight bonds	57,333
Equipment	353,006	Bonds with subscription	
Land	54,373	rights to share	204,643
Construction in progress	60,116	Long-term borrowings	77,818
Other tangible fixed assets	137,466	Allowance for severance and	
Less-accumulated depreciation	-1,663,715	pension benefits	10,436
		Other long-term liabilities	34,110
Intangible Fixed Assets	**60,736**	**Total Liabilities**	**1,776,605**
Patent, trade mark and rights		NET ASSETS	
to use facilities	15,053	**Owners' Equity**	**1,185,336**
Software	42,214	**Common Stock**	**204,676**
Other intangible fixed assets	3,469	**Capital Surplus**	**262,295**
		Retained Earnings	**745,209**
Investments and Other Assets	**210,419**	**Less-cost of Treasury Stock**	**-26,844**
Investments in securities	133,187	**Valuation and Translation**	
Deferred tax assets	21,710	**Adjustments**	**-2,209**
Other fixed assets	56,919	**Net Unrealized Holding Gains**	
Allowance for doubtful		**on Securities**	**24,381**
receivables	-1,397	**Deferred Gains on Hedges**	**1**
		Foreign Currency Translation	
Deferred Assets	**4,865**	**Adjustments**	**-26,591**
Bond issue cost	4,865	**Minority Interests**	**9,078**
		Total Net Assets	**1,192,205**
Total Assets	**2,968,810**	**Total Liabilities and Net Assets**	**2,968,810**

(Note) Fractions rounded to the nearest million yen.

[Attachment 2]

CONSOLIDATED STATEMENT OF INCOME

For the year ended March 31, 2007

(Millions of Yen)

Net Sales		**3,127,771**
Cost of sales		2,414,592
Gross Profit		**713,179**
Selling, general and administrative expenses		526,648
Operating Income		**186,531**
Non-Operating Income		**25,185**
Interest and dividends income	6,913	
Other non-operating income	18,272	
Non-Operating Expenses		**41,132**
Interest expenses	7,668	
Other non-operating expenses	33,464	
Recurring Profit		**170,584**
Special Income		**1,787**
Gain on sales of tangible fixed assets	488	
Gain on sales of investments in securities	1,299	
Special Losses		**14,076**
Loss on sales and disposal of tangible fixed assets	7,356	
Loss from write-down of investments in securities	3,026	
Other special losses	3,694	
Income before Income Taxes and Minority Interests		**158,295**
Corporate income, inhabitant and business taxes		51,264
Adjustment to income taxes		4,607
Minority interests in income of consolidated subsidiaries		707
Net Income		**101,717**

(Note) Fractions rounded to the nearest million yen.

[Attachment 3]

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSET

(From April 1, 2006 to March 31, 2007)

(Millions of Yen)

	Owners' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Less-Cost of Treasury Stock	Total Owners' Equity
Balance at March 31, 2006	204,676	262,288	668,687	△ 26,381	1,109,270
Changes of items during the period					
Dividends from surplus (Note 2)			△ 13,091		△ 13,091
Dividends from surplus			△ 13,089		△ 13,089
Directors' bonus (Note 2)			△ 468		△ 468
Net income			101,717		101,717
Increase resulting from increase in number of consolidated subsidiaries			1,875		1,875
Decrease resulting from increase in number of consolidated subsidiaries			△ 428		△ 428
Decrease resulting from change in accounting standards of consolidated subsidiaries			△ 2,826		△ 2,826
Increase due to unfunded retirement benefit obligation of foreign subsidiaries			2,832		2,832
Purchase of treasury stock				△ 480	△ 480
Disposal of treasury stock		7		17	24
Net changes of items other than owners' equity					
Total changes of items during the period	—	7	76,522	△ 463	76,066
Balance at March 31, 2007	204,676	262,295	745,209	△ 26,844	1,185,336

	Valuation and Translation Adjustments				Minority Interests	Total Net Assets
	Net Unrealized Holding Gains on Securities	Deferred Gains on Hedges	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments		
Balance at March 31, 2006	27,992	—	△ 38,352	△ 10,360	8,734	1,107,644
Changes of items during the period						
Dividends from surplus (Note2)						△ 13,091
Dividends from surplus						△ 13,089
Directors' bonus (Note 2)						△ 468
Net income						101,717
Increase resulting from increase in number of consolidated subsidiaries						1,875
Decrease resulting from increase in number of consolidated subsidiaries						△ 428
Decrease resulting from change in accounting standards of consolidated subsidiaries						△ 2,826
Increase due to unfunded retirement benefit obligation of foreign subsidiaries						2,832
Purchase of treasury stock						△ 480
Disposal of treasury stock						24
Net changes of items other than owners' equity	△ 3,611	1	11,761	8,151	344	8,495
Total changes of items during the period	△ 3,611	1	11,761	8,151	344	84,561
Balance at March 31, 2007	24,381	1	△ 26,591	△ 2,209	9,078	1,192,205

(Notes)

1. Fractions rounded to the nearest million yen.
2. Appropriation of surplus resolved at Ordinary General Meeting of Shareholders held in June, 2006.

Consolidated Explanatory Notes

(Notes concerning Important Matters Presenting Consolidated Financial Statements)

1. Scope of Consolidation

   Number of consolidated subsidiaries: fifty (50)

   Names of major consolidated subsidiaries: omitted

   Names of major non consolidated companies: Sharp India Ltd.

   (Reason why this company is not included in consolidation)

   From the viewpoint of total assets, sales, net income (loss) for the current term, retained earnings and other items, this company is minor and, as a whole, does not have a material effect on the items of the consolidated financial statements.

2. Matters concerning Application of Equity Method

   Number of nonconsolidated companies to which equity method is applied: one (1)

   Number of affiliates to which equity method is applied: ten (10)

   Names of major companies: Sharp Roxy (Hong Kong) Ltd.

   Names of major nonconsolidated subsidiaries and affiliates to which equity method is not applied:

   Sharp Manufacturing (Thailand) Co., Ltd.

   (Reason for not applying equity method)

   The effect on consolidated net income and consolidated retained earnings and other items is minor and, as a whole, is not material.

3. Matters concerning Business Year etc. of Consolidated Subsidiaries

   The business years of Sharp Office Equipments (Changshu) Co., Ltd., Sharp Electronica Mexico S.A. de C.V. and six other companies end on December 31. For presenting consolidated financial statements, we provisionally settle the accounts of Sharp Electronica Mexico S.A. de C. V. as at the end of the consolidated fiscal year end for consolidation, and we use other companies' financial statements based on their business year.

4. Matters Related to Accounting Procedure Standards

   (1) Valuation Standards and Methods for Important Assets

   1) Valuation Standards and Methods for Securities

   Other Securities

   •Securities with available fair market values:

   Primarily, stated at fair market value based on average of market price during the last month of the fiscal year (valuation differences are disposed using the direct net asset adjustment method and the cost of securities sold is calculated using the average cost method).

- Securities with no available fair market value:

  Primarily, stated at average cost.

2) Valuation Standards and Methods for Inventories

- Finished products:

  For Sharp Corporation and domestic consolidated subsidiaries, primarily, stated at the lower of moving average cost or market.

  For overseas consolidated subsidiaries, primarily, stated at the lower of first-in, first-out cost or market.

- Work in process and raw materials:

  Primarily, stated at the current production and purchase costs.

(2) Depreciation Methods Used for Important Depreciable Assets

For Tangible Fixed Assets for Sharp Corporation and domestic consolidated subsidiaries, depreciation of plant and equipment is based primarily on the declining balance method, except for machinery and equipment in the Mie and Kameyama Plants, which are depreciated on the straight line method.

Note that properties at overseas consolidated subsidiaries are mainly depreciated on the straight line method.

(3) Method for Appropriation for Important Reserves

1) Method for Appropriation for Accrued Bonuses

The reserve for payment of employee bonuses is set aside based on estimated amounts to be paid in the subsequent period.

2) Method for Appropriation for Severance and Pension Benefits

To provide for employees' severance and pension benefits, reserves are set aside based on the estimated amounts of projected benefit obligation and the fair value of plan assets at the end of the current consolidated fiscal year.

Further, net transition obligation is being amortized in equal amounts over seven (7) years.

Prior service costs are amortized over the average of the estimated remaining service lives (sixteen (16) years).

Actuarial losses are recognized primarily in expenses over the average of estimated remaining services lives (sixteen (16) years) commencing with the following period.

Subsidiaries in the US adopted the revised US accounting standards concerning severance and pension benefits from this consolidated fiscal year. The effect of this change to our income and loss is minor.

Prior service costs and actuarial losses which had not been recognized in the past were reported on the balance sheet and deduced directly from retained earnings and, as a result, retained earnings was decreased by 2,826 million yen.

(4) Other Important Matters Presenting Consolidated Financial Statements

1) Method for Amortization for Deferred Assets

Bond issue cost is amortized under the straight line method over the redemption period.

2) Accounting for Consumption Taxes, etc.

The tax exclusion method is applied.

3) The consolidated tax return system is adopted.

5. Full market-value method is adopted as the method for the valuation of assets and liabilities of consolidated subsidiaries.

6. With regard to the amortization of goodwill, the goodwill for which the effective term is possible to be estimated is amortized over the estimated number of years, and the rest is amortized evenly over a five year period. However, if the amount is minor, the entire amount is amortized during the period of occurrence. Goodwill reported for consolidated subsidiaries in the US is not amortized based on US accounting standards.

(Changes in Scope of Consolidation)

Sharp Manufacturing Poland sp.zo.o was included in consolidation as it was newly established during this consolidated fiscal year. Sharp Business Computer Software Inc. and one other company which had been unconsolidated up to the previous year were included in consolidation considering their importance.

(Changes in Accounting Methods)

1. Accounting Standard for Directors' Bonus

The "Accounting Standard for Directors' Bonus (ASBJ Statement No.4)" issued by the Accounting Standards Board of Japan on November 29, 2005, is being applied from this period. This change has immaterial impact on Consolidated Statement of Income.

2. Accounting Standard for Presentation of Net Assets in the Balance Sheet

A new description of the net assets section, based on "Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No.5)" and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No.8)" issued by the Accounting Standards Board of Japan on December 9, 2005, are being applied from this period. The amount equivalent to previous shareholders' equity is 1,183,126 million yen.

3. Royalty and Technical Assistance Fees and Related Costs

Previously, royalty and technical assistance fees were included in "Other income" and the costs of the royalty and technical assistance fees were calculated in "Other expenses". Starting from this consolidated fiscal year, however, these are included in "Net sales" and "Cost of sales" respectively. This change was made to provide a more rational indication of the income classifications, since the income arises from the main business activities carried out by our group. With this change, for the year ended March 31, 2007, net sales are up 15,614 million yen, cost of sales is up 4,458 million yen, and operating income is up 11,156 million yen, compared to the previous classification. However, these changes have no impact on recurring profit and income before income taxes and minority interests.

4. Method of Amortization for Bond Issue Cost

Previously, bond issue cost was fully expensed as incurred. Starting from this consolidated fiscal year, however, the bond issue cost is capitalized as deferred assets and amortized under the straight line method over the redemption period. This change was made to recognize the effect of financing cost over the redemption period and realize appropriate periodic accounting of profit and loss. One of the reasons is because expansion in scale of bond issue led to increase in bond issue cost. Other reasons include the fact that effect of bond issue cost lasts over the redemption period, not only when incurred, and that amortized cost method is adopted as a method of amortization for bonds and, as a result, aggregate differences between the issue price and par value (5,000 million yen) is recognized as profit for the redemption period. With this change, for this consolidated fiscal year, recurring profit and income before income taxes and minority interests are up 4,865 million yen, respectively, compared to the previous method.

(Additional Information)

Previously, the cost of software installed in products was, as a matter of practical convenience, recognized as manufacturing expense at the time of inspection. Starting from this consolidated fiscal year, however, the cost of software installed in products is capitalized as an asset when accepted and recognized as manufacturing expense when the products installed with the software are sold, in accordance with "Accounting Standard for Research and Development Costs". This change was made in response to the increasing monetary materiality of software installed in products, resulting from an increase of complicated and multifunctional products in this consolidated fiscal year. With this change, for this consolidated fiscal year, operating income, recurring profit and income before income taxes and minority interests are up 10,455 million yen, respectively, compared to the previous method.

(Notes to Consolidated Balance Sheet)

1. Guarantee Liability

Guarantee for employee housing borrowing	6,139 million yen
Guarantee for banks concerning loan credit	4 million yen
Guarantee for bank loans	
Kansai Recycle Systems Corporation	250 million yen
Sub-total	250 million yen
Total	6,393 million yen

2. Discount of Export Bill of Exchange — 504 million yen

(Notes to Consolidated Statement of Changes in Net Asset)

1. Type and number of issued shares as at the end of this consolidated fiscal year

   Common Stock 1,110,699,887 shares

2. Matters concerning dividends

(1) Amount of Dividends Paid

Resolution	Type of Shares	Total Dividends	Dividend per share	Record Date	Effective Date
Ordinary General Meeting of Shareholders ("OGM") on June 22, 2006	Common stock	¥13,091 million	12 yen	March 31, 2006	June 22, 2006 (after the OGM)
Meeting of Board of Directors on October 25, 2006	Common stock	¥13,089 million	12 yen	September 30, 2006	December 1, 2006

(2) Dividends with record date included in this consolidated fiscal year, which become effective in the following consolidated fiscal year.

At the Ordinary General Meeting of shareholders to be held on June 22, 2007, the following proposal concerning payment of dividends to common stock will be made.

Resolution	Type of Shares	Total Dividends	Resource of dividend	Dividend per Share	Record Date	Effective Date
OGM on June 22, 2007	Common stock	¥15,270 million	Retained earnings	14 yen	March 31, 2007	June 25, 2007

3. Type and number of shares which are subject to share warrant as at the end of this consolidated fiscal year

Breakdown of Share Warrant	Types of Shares Subject to Share Warrant	Number of Shares Subject to Share Warrant			
		End of Previous Consolidated Fiscal Year	Increase in This Consolidated Fiscal Year	Decrease in This Consolidated Fiscal Year	End of This Consolidated Fiscal Year
Share warrants attached to the 20th unsecured debentures with rights to subscribe for new shares (issued on October 17, 2006)	Common stock	—	79,020,150 shares	0 share	79,020,150 shares

(Note) The number of shares subject to share warrants indicated in the increase during this consolidated fiscal year and as at the end of this consolidated fiscal year is the maximum number of shares calculated at the conversion price as at the date of issue of the bond and this consolidated fiscal year end.

(Note to per share information)

1. Net assets per share 1,084.76 yen
2. Net income per share 93.25 yen

[Attachment 5]

BALANCE SHEET (based on non-consolidated results)

As of March 31, 2007

(Millions of Yen)

ASSETS	
Current Assets	**1,177,707**
Cash and deposits	371,306
Notes receivable	44
Accounts receivable	450,451
Finished goods	44,995
Raw materials, supplies and work in process	159,392
Prepaid expenses	1,142
Deferred tax assets	28,852
Non-trade accounts receivable	101,385
Other current assets	20,162
Allowance for doubtful receivables	-26
Fixed Assets	**1,236,020**
Tangible Fixed Assets	**847,251**
Buildings	250,031
Structures	12,623
Machinery and equipment	428,065
Vehicles and other ground delivery equipments	240
Tools and furniture	49,957
Land	50,139
Construction in progress	56,194
Intangible Fixed Assets	**50,536**
Patent, trade mark and rights to use facilities	11,688
Software	38,848
Investments and Other Assets	**338,231**
Investments in securities	88,945
Shares in affiliates	157,607
Capital invested in affiliates	29,663
Long-term prepaid expenses	33,557
Deferred tax assets	16,136
Other fixed assets	12,324
Allowance for doubtful receivables	-2
Deferred Assets	**4,865**
Bond issue cost	4,865
Total Assets	**2,418,592**

LIABILITIES	
Current Liabilities	**1,002,254**
Notes payable	7,753
Accounts payable	587,869
Short-term borrowings	20,000
Current portion of straight bonds	50,000
Commercial paper	3,500
Accounts payable-other	141,886
Accrued expenses	115,716
Accrued income taxes	20,925
Advances and deposits received	26,742
Accrued employees' bonuses	22,800
Accrued product warranty	4,360
Other current liabilities	701
Long-term Liabilities	**304,643**
Straight bonds	50,000
Bonds with subscription rights to share	204,642
Long-term borrowings	50,000
Total Liabilities	**1,306,898**
NET ASSETS	
Owners' Equity	**1,088,657**
Common Stock	**204,675**
Capital Surplus	**262,295**
Capital reserve	261,415
Other capital surplus	880
Retained Earnings	**648,530**
Legal reserve	26,115
Other retained earnings	622,415
Reserve for special depreciation	20,119
Reserve for deferred gains on fixed assets	4,388
Special reserve for deferred gains on fixed assets	105
Reserve for severance payment	1,756
Reserve for dividend payment	2,900
General reserve	492,950
Retained earnings carried forward	100,197
Treasury Stock	**-26,843**
Valuation and Translation Adjustments	**23,037**
Net Unrealized Holding Gains on Securities	**23,117**
Deferred Losses on Hedges	**-79**
Total Net Assets	**1,111,694**
Total Liabilities and Net Assets	**2,418,592**

(Note) Fractions rounded down to the nearest million yen.

[Attachment 6]

STATEMENT OF INCOME (based on non-consolidated results)

For the year ended March 31, 2007

(Millions of Yen)

Net Sales		**2,595,470**
Cost of sales		2,154,562
Gross Profit		**440,907**
Selling, general and administrative expenses		297,198
Operating Income		**143,708**
Non-Operating Income		**34,668**
Interest and dividends income	16,076	
Other non-operating income	18,591	
Non-Operating Expenses		**31,232**
Interest expenses	2,241	
Other non-operating expenses	28,991	
Recurring Profit		**147,144**
Special Income		**1,624**
Gain on sales of tangible fixed assets	324	
Gain on sales of investments in securities	1,299	
Special Losses		**13,940**
Loss on sales and disposal of tangible fixed assets	6,013	
Loss from write-down of investments in securities	3,026	
Other special losses	4,900	
Income before Income Taxes		**134,828**
Corporate income, inhabitant and business taxes		34,370
Adjustment to income taxes		7,650
Net Income		**92,808**

(Note) Fractions rounded down to the nearest million yen.

[Attachment 7]

STATEMENT OF CHANGES IN NET ASSET (based on non-consolidated results)

(From April 1, 2006 to March 31, 2007)

(Millions of Yen)

	Owners' Equity												
	Common Stock	Capital Surplus			Retained Earnings								Total Retained Earnings
		Capital Reserve	Other Surplus	Total Capital Surplus	Legal Reserve	Reserve for Special Depreciation	Reserve for Deferred Gains on Fixed Assets	Special Reserve for Deferred Gains on Fixed Assets	Reserve for Severance Payment	Reserve for Dividend Payment	General Reserve	Retained Earnings Carried Forward	
Balance at March 31, 2006	204,675	261,415	872	262,287	26,115	9,725	4,647	0	1,756	2,900	441,950	95,276	582,369
Total changes of items during the period													
Reserve for Special depreciation (Note 2)						3,898						△ 3,898	—
Reserve for special depreciation						6,496						△ 6,496	—
Reversal of reserves for deferred gains on fixed assets (Note 2)							△ 133					133	—
Reversal of reserves for deferred gains on fixed assets							△ 126					126	—
Special reserves for deferred gains on fixed assets								105				△ 105	—
General reserve (Note 2)											51,000	△51,000	—
Payment of surplus dividend (Note 2)												△13,090	△13,090
Payment of surplus dividend												△13,089	△13,089
Directors' bonuses (Note 2)												△ 468	△ 468
Current net income												92,808	92,808
Purchase of treasury stock													
Disposal of treasury stock			7	7									
Net changes of items other than owners' equity													
Total changes of items during the period	—	—	7	7	—	10,394	△ 259	105	—	—	51,000	4,920	66,160
Balance at March 31, 2007	204,675	261,415	880	262,295	26,115	20,119	4,388	105	1,756	2,900	492,950	100,197	648,530

	Owners' Equity		Valuation and Translation Adjustments			
	Treasury Stock	Total Owners' Equity	Net Unrealized Holding Gain on Securities	Deferred Losses on Hedges	Total Valuation and Translation Adjustments	Total Net Assets
Balance at March 31, 2006	△ 26,380	1,022,952	26,481	—	26,481	1,049,434
Total changes of items during the period						
Reserve for special depreciation (Note 2)		—				—
Reserve for special depreciation		—				—
Reversal of reserves for deferred gains on fixed assets (Note 2)		—				—
Reversal of reserves for deferred gains on fixed assets		—				—
Special reserves for deferred gains on fixed assets		—				—
General reserve (Note 2)		—				—
Payment of surplus dividend (Note 2)		△ 13,090				△ 13,090
Payment of surplus dividend		△ 13,089				△ 13,089
Directors' bonuses (Note 2)		△ 468				△ 468
Current net income		92,808				92,808
Purchase of treasury stock	△ 479	△ 479				△ 479
Disposal of treasury stock	16	24				24
Net changes of items other than owners' equity			△ 3,364	△ 79	△ 3,444	△ 3,444
Total changes of items during the period	△ 463	65,704	△ 3,364	△ 79	△ 3,444	62,260
Balance at March 31, 2007	△ 26,843	1,088,657	23,117	△ 79	23,037	1,111,694

(Notes)

1. Fractions rounded down to the nearest million yen.
2. Appropriation of retained earnings resolved at Ordinary General Meeting of Shareholders held in June 2006.

[Attachment 8]

Individual Explanatory Notes

(Notes concerning Matters relating to Material Accounting Policies)

1. Valuation Standards and Methods for Assets

(1) Valuation Standards and Methods for Securities

Shares of Subsidiary and Affiliates:

Stated at average cost.

Other securities

•Securities with available fair market values:

Stated at fair market value based on average of market price during the last month of the fiscal year (valuation differences are disposed using the direct net asset adjustment method and the cost of securities sold is calculated using the average cost method).

•Securities with no available fair market value:

Stated at average cost.

(2) Valuation Standards and Methods for Inventories

Finished products:

Stated at lower of moving average cost or market.

Raw materials, work in process and inventories:

Stated at the current production and purchase costs.

2. Depreciation Methods Used for Tangible Fixed Assets

Depreciation of plant and equipment is based on the declining balance method, except for machinery and equipment in the Mie and Kameyama Plants, which are depreciated on the straight line method.

However, buildings (excluding annexed structure) obtained on or after April 1, 1998 are depreciated on the straight line method.

3. Method for Appropriation for Reserves

(1) Method for Appropriation for Accrued Bonuses

The reserve for payment of employee bonuses is set aside based on estimated amounts to be paid in the subsequent period.

(2) Method for Appropriation for Severance and Pension Benefits

To provide for employees' severance and pension benefits, reserves are set aside based on the estimated amounts of projected benefit obligation and the fair value of plan assets at the end of this fiscal year.

Further, net transition obligation is being amortized in equal amounts over seven (7) years.

Prior service costs are amortized over the average of the estimated remaining service lives (sixteen (16) years). Actuarial losses are recognized primarily in expenses over the average of estimated remaining services lives (sixteen (16) years) commencing with the following period.

4. Other Important Matters Presenting Financial Statements

(1) Method for Amortization for Deferred Assets

Bond issue cost is amortized under the straight line method over the redemption period

(2) Accounting for Consumption Taxes, etc.

The tax exclusion method is applied.

(3) The consolidated tax return system is adopted.

(Changes in Accounting Methods)

1. Accounting Standard for Directors' Bonus

The "Accounting Standard for Directors' Bonus (ASBJ Statement No.4)" issued by the Accounting Standards Board of Japan on November 29, 2005, is being applied from this fiscal year. This change has immaterial impact on Statement of Income.

2. Accounting Standard for Presentation of Net Assets in the Balance Sheet

A new description of the net assets section, based on "Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No.5)" and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No.8)" issued by the Accounting Standards Board of Japan on December 9, 2005, are being applied from this fiscal year. The amount equivalent to previous shareholders' equity is 1,111,774 million yen.

3. Royalty and Technical Assistance Fees and Related Costs

Previously, royalty and technical assistance fees were included in "Other income" and the costs of the royalty and technical assistance fees were calculated in "Other expenses". Starting from this fiscal year, however, these are included in "Net sales" and "Cost of sales" respectively. This change was made to provide a more rational indication of the income classifications, since the income arises from the main business activities carried out by Sharp. With this change, for the year ended March 31, 2007, net sales are up 38,151 million yen, cost of sales is up 20,779 million yen, and operating income is up 17,371 million yen, compared to the previous classification. However, these changes have no impact on recurring profit and income before income taxes.

4. Method of Amortization for Bond Issue Cost

Previously, bond issue cost was fully expensed as incurred. Starting from this fiscal year, however, the bond issue cost is capitalized as deferred assets and amortized under the straight line method over the redemption period. This change was made to recognize the effect of financing cost over the redemption period and realize appropriate periodic accounting of profit and loss. One of the reasons is because expansion in the scale of bond issues led to increase in bond issue cost. Other reasons include the fact that effect of bond issue expense lasts over the redemption period, not only when incurred, and that amortized cost method is adopted as a method of amortization for bonds and, as a result, aggregate differences between the issue price and par value (5,000 million yen) is recognized as profit for the redemption period. With this change, for this fiscal year, recurring profit and income before income taxes are up 4,865 million yen, respectively, compared to the previous method.

(Additional Information)

Previously, the cost of software installed in products was, as a matter of practical convenience, recognized as manufacturing expense at the time of inspection. Starting from this fiscal year, however, the cost of software installed in products is capitalized as an asset when accepted and recognized as manufacturing expense when the products installed with the software are sold, in accordance with "Accounting Standard for Research and Development Costs". This change was made of response to the increasing monetary materiality of software installed in products, resulting from an increase of complicated and multifunctional products in this fiscal year. With this change, for this fiscal year, operating income, recurring profit and income before income taxes are up 11,055 million yen, respectively, compared to the previous method.

(Notes to Balance Sheet)

1. Accumulated depreciation of tangible fixed assets	1,461,539	million yen
2. Guarantee Liability		
Guarantee for employee housing borrowing	19,816	million yen
Guarantee for bank loans		
Kansai Recycle Systems Company	250	million yen
PT Sharp Semiconductor Indonesia	152	million yen
Sub-total	402	million yen
Total	20,219	million yen

Letter of Comfort on Management Advices

This is an agreement with subsidiaries for the purpose of complementing the credibility of such subsidiaries.

Sharp Electronics Corporation	17,863	million yen
Sharp International Finance (U.K.) Plc.	16,706	million yen
Total	34,569	million yen
Discount of export bill of exchange	503	million yen
3. Short-term Monetary Claim to Affiliates	290,776	million yen
Long-term Monetary Claim to Affiliates	484	million yen
Short-term Monetary Liabilities to Affiliates	130,358	million yen

(Notes to Income Statement)

Amount of sales to Affiliates	1,490,429	million yen
Amount of goods purchased from Affiliates	771,110	million yen
Amount of transactions with affiliates other than business transaction	42,608	million yen

(Notes to Statement of Changes in Net Asset)

Type and number of issued shares as at the end of this fiscal year

Common Stock	20,021,018	shares

(Notes to Deferred Tax Accounting)

Breakdown by major cause of deferred tax assets and deferred tax liabilities

(Deferred Tax Assets)		
Inventory assets	6,362	million yen
Accrued bonus	9,256	million yen
Software	28,916	million yen
Long term prepaid expense	14,598	million yen
Accrued enterprise tax	1,962	million yen
Other deferred tax assets	21,707	million yen
Sub-total of deferred tax assets	82,801	million yen
Valuation reserve	△ 2,636	million yen
Total deferred tax assets	80,165	million yen
(Deferred Tax Liabilities)		
Reserve for special depreciation	△ 13,751	million yen
Reserves for deferred gains on fixed assets	△ 2,999	million yen
Variance of estimate of other securities	△ 15,801	million yen
Other deferred tax liabilities	△ 2,626	million yen
Total deferred tax liabilities	△ 35,177	million yen
Net deferred tax assets	44,988	million yen

(Notes to Fixed Assets Used by Lease)

1.	Acquisition cost as at the end of this fiscal year	111,147	million yen
2.	Accumulated depreciation amount as at the end of this fiscal year	48,026	million yen
3.	Prepaid lease payments as at the end of this business year	63,121	million yen

(Note to per Share Information)

1.	Net assets per share	1,019.26	yen
2.	Net income per share	85.08	yen

THE MATTERS TO BE USEFUL REFERENCE IN RESPECT OF PROPOSALS

Proposal No.1: Appropriation of Surpluses

We recommend that surpluses be appropriated as stated below.

We consider distributing profits to shareholders to be one of management's top priorities. While maintaining consistently stable dividend pay-outs, and while carefully considering our consolidated business performance, financial situation and future business development in a comprehensive manner, we will implement a set of measures to return profits to our shareholders, such as increasing the amount of periodic dividends. Under this policy, we recommend that there be an annual dividend of ¥26 per share, which is an increase of ¥4 per share compared to the previous term. Since we have already paid interim dividends of ¥12 per share on December 1, 2006, we recommend that the year-end dividend be ¥14 per share.

1. Year-End Dividend

(1) Type of Dividend: Cash

(2) Appropriation of Dividends to Shareholders and Total Amount of Dividends:

¥14 per common share

Total of ¥15,269,504,166

(3) Effective Date of Surplus Dividends: Monday, June 25, 2007

2. Other Appropriation of Retained Earnings

(1) Surplus which is to increase and its amount:

General reserve ¥52,000,000,000

(2) Surplus is to decrease and its amount:

Retained earnings carried forward ¥52,000,000,000

Proposal No.2: Payment of Bonus to Board Members

In consideration of the consolidated results of the current term, we would like to pay a total of ¥492,000,000 as Directors' bonus to our twenty-five (25) directors as at the end of the term and ¥37,000,000 as Corporate Auditors' bonus to our four (4) Corporate Auditors as at the end of the term.

Proposal No.3: Election of 26 Directors of the Company

The term of office of all Directors (25 Directors) will expire at the close of this Ordinary General Meeting. We recommend that twenty-six (26) Directors be elected.

The candidates for the Directors are as follows:

Name of Candidates		Date of Birth	Current Position
No.1	Katsuhiko Machida	June 22, 1943	Chairman
2	Mikio Katayama	December 12, 1957	President
3	Hiroshi Saji	April 28, 1941	Corporate Senior Executive Vice President Chief General Administration Officer
4	Shigeo Nakabu	February 12, 1947	Corporate Senior Executive Vice President Electronic Component and Device Business
5	Masafumi Matsumoto	October 18, 1948	Corporate Senior Executive Vice President Product Business; Information and Communication Systems Business
6	Toshio Adachi	July 20, 1948	Corporate Senior Executive Vice President Group General Manager of Tokyo Branch
7	Toshishige Hamano	July 28, 1946	Corporate Senior Executive Director Group General Manager of Solar Systems Group
8	Masaaki Ohtsuka	December 7, 1942	Corporate Senior Executive Director Group General Manager of Domestic Sales and Marketing Group
9	Kenji Ohta	February 21, 1948	Corporate Senior Executive Director Chief Technology Officer
10	Yoshiaki Ibuchi	January 12, 1947	Corporate Senior Executive Director Chief Environmental Protection Officer Group General Manager of CS Promotion Group
11	Takashi Nakagawa	June 10, 1945	Corporate Executive Director and Legal Affairs and Intellectual Property
12	Kohichi Takamori	February 20, 1947	Corporate Executive Director and Group General Manager of Domestic Marketing Communication Products Group
13	Yoshisuke Hasegawa	April 19, 1955	Corporate Executive Director and Group General Manager of Communication Systems Group
14	Yoshiki Sano	December 20, 1949	Corporate Director and Group General Manager of Sales and Marketing Group Electronic Components and Devices
15	Takashi Okuda	August 19, 1953	Corporate Director and Group General Manager of Corporate Procurement Group
16	Tetsuo Onishi	June 18, 1954	Corporate Director and Group General Manager of Corporate Accounting and Control Group
17	Toshihiko Fujimoto	September 6, 1954	Corporate Director and Group Deputy General Manager and Chief Executive Officer Americas, International Business Group Chief Executive Officer and Chairman of the Board, Sharp Electronics Corporation

Name of Candidates		Date of Birth	Current Position
18	Takuji Okawara	August 28, 1946	Corporate Director and Group General Manager of One-of-a-Kind Products Planning Group
19	Takashi Nukii	December 19, 1949	Corporate Director and Group General Manager of Large-Scale IC Group
20	Toru Chiba	November 1, 1949	Corporate Director and Group General Manager of Corporate Research and Development Group
21	Shigeaki Mizushima	March 6, 1955	Corporate Director and Group General Manager of Display Technology Development Group
22	Nobuyuki Sugano	May 26, 1948	Corporate Director and Group Deputy General Manager and Chief Executive Officer China, International Business Group
23	*Daisuke Koshima	July 31, 1948	Group General Manager of International Business Group
24	*Masatsugu Teragawa	February 12, 1952	General Manager of Audio-Visual Systems and Large LCD Business Group General Manager of Audio-Visual Systems Group
25	*Toshihiko Hirobe	June 5, 1956	Deputy General Manager of Audio-Visual Systems and Large LCD Business Group General Manager of AVC Liquid Crystal Display Group
26	*Nobuyuki Taniguchi	May 12, 1958	Group General Manager of Human Resources Group

(Note)

1. The asterisks (*) denote new candidates.
2. There are no special relationships between the candidates and the Company.

Proposal No.4: Election of 2 Corporate Auditors

The term of office of Hiroshi Chumon will expire at the close of this Ordinary General Meeting. We recommend that two (2) Corporate Auditors be elected in order to strengthen our audit system by the addition of one (1) Corporate Auditor.

The candidates for Corporate Auditor are as follows:

The Board of Corporate Auditors has consented to this proposal.

Name of Candidates		Date of Birth	Current Position
1.	Hiroshi Chumon	March 8, 1937	Corporate Auditor Sharp Corporation Advisor of Nissay Dowa General Insurance Co., Ltd.
2.	*Junzo Ueda	June 12, 1946	Division General Manager of Corporate Public Relations Division

(Notes)

1. The asterisk (*) denotes a new candidate.
2. There are no special relationships between the candidates and the Company.
3. Hiroshi Chumon is a candidate for outside auditor as provided in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Corporation Act.

(Matters concerning the Candidate for Outside Auditor)

(1) We have asked the candidate to serve as our outside auditors as he has been engaged in public roles for many years, and he is able to give us advice and opinions from an independent position.

(2) The candidate has no experience in company management, but from his experience as outside auditor of the Company and his experience in public roles, he is able to provide an audit on our directors' exercise of functions, and we have therefore assessed that the candidate is able to carry out his duties as outside auditor appropriately.

(3) The candidate has served as auditor of the Company for four (4) years.

(4) Agreement on Limitation of Liability is concluded between the candidate and the Company. If reappointment of the candidate is approved, the Company will continue said Agreement on Limitation of Liability with the candidate.

Proposal No.5: Payment of Retirement Remuneration to Retiring Directors

We recommend the payment of retirement remuneration to each of Messrs. Koji Tomita, Itsuro Kato and Tetsuro Muramatsu, the directors to retire at the end of this Ordinary General Meeting, ¥25,006,000 in conformity with our decided standard of payment of retirement remuneration, in order to compensate them for their services during their terms of offices.

As regards the retirement remuneration of the above retiring directors, we hope that you will delegate to the Board of Directors the authority to decide the appropriate amount, time and method of payment.

Proposal No. 6: Adoption of Plan regarding Large-Scale Purchases of Sharp Corporation Shares (Takeover Defense Plan)

For the purpose of protecting and enhancing corporate values and the common interests of shareholders, we decided, at the Board of Directors Meeting held on April 26, 2006, to introduce a plan (hereinafter referred to as the "Original Plan") regarding Large-Scale Purchases of Sharp's share certificates or other securities, and announced the Original Plan on the same day. We decided to continue the Original Plan at the Board of Directors Meeting on June 22, 2006, which consisted of the Directors appointed at the 112th Ordinary General Meeting of Shareholders held on the same day.

Afterwards, to protect and enhance corporate values and the common interests of shareholders, our Board of Directors has continued to examine the Original Plan in accordance with the enforcement of the Corporation Act and the revision of the Securities and Exchange Act. Our Board of Directors decided, at the Board of Directors Meeting held on April 25, 2007, to introduce the takeover defense plan by the approval of the shareholders. As a result, our Board of Directors decided to abolish the Original Plan at the conclusion of the 113th Ordinary General Meeting of Shareholders, and adopt the new plan regarding Large-Scale Purchases of Sharp's shares (hereinafter referred to as the "Plan"), described in the attachment, on the condition that the shareholders approve the plan at that meeting.

The details of the Plan are indicated in the following pages. The purpose of the Plan's introduction is to protect and enhance corporate values and the common interests of shareholders. Large-Scale Purchase Rules, which had also been provided for the Original Plan, are provided to enable the shareholders to adequately judge the situation by requiring Large-Scale Purchasers of Sharp's shares to provide sufficient information including, but not limited to, the purposes and methods of the purchase, the amount and type of consideration, the basis for determination of the purchase price, and by giving our Board of Directors an adequate assessment period. Therefore we ask our shareholders to approve adoption of the Plan.

(Details of the Plan)

Plan Regarding Large-Scale Purchases of Sharp Corporation Shares
(Takeover Defense Plan)

I. Basic Policy In Reference to the Persons Who Control Decisions on Sharp's Finance and Business Policy

Sharp is a publicly traded company that permits shareholders to freely sell and purchase Sharp's shares without company approval. Therefore, the Board of Directors of Sharp will not reject all Large-Scale Purchases aimed at a takeover so long as the Large-Scale Purchase does not harm corporate value and common interests of shareholders. Whether to permit a Large-Scale Purchase of Sharp's shares should be ultimately entrusted to the shareholders.

However, an inappropriate Large-Scale Purchase may be indicated by, but not limited to, the following:

- judging from its goal, the purchase apparently harms corporate value and common interests of shareholders;
- shareholders being coerced to participate;
- insufficient disclosure of information regarding the Large-Scale Purchase and the Large-Scale Purchaser;
- the Board of Directors of the target company not being given sufficient time to investigate the Large-Scale Purchase or to provide alternatives; or,
- harming stakeholders such as customers, clients and/or employees and ultimately harming the corporate value

What is especially essential to the Sharp Group is the ability of manufacturing operation to develop and make good use of advanced technology and manufacturing technology for protecting and enhancing corporate value and common interests of shareholders. However, several years or decades might be needed for Sharp to commercialize the results of research and development. Therefore, management action based on a medium-and long-term perspective is indispensable for us to maximize our corporate value.

In light of the consideration described above, the Board of Directors of Sharp believes that any person who conducts an inappropriate Large-Scale Purchase as described above is not appropriate to be in control of financial and business policy decisions, and reasonable countermeasures are necessary to be taken if an inappropriate Large-Scale Purchase is actually conducted.

II. Exceptional Actions to Contribute to Achieving the Basic Policy including Effective Practical Use of Sharp's Assets, and Forming Appropriate Company Groups

In addition to the actions described in III, the exceptional actions are as follows:

1. Action based on Mid- and Long-Term Business Strategy

Sharp Group has endeavored to enhance corporate value and contribute to society through the creation of highly distinctive products based on advanced original devices by making use of the strength of its vertically-integrated business model under our business creed of "Sincerity and Creativity."

Sharp Group will continue not only to strengthen further development of technology, such as LCDs, our core competence, but also to make best efforts to enhance production capability and improve cost competitiveness. Sharp Group is committed to expand the business of LCD related products such as LCD color TVs globally. This continuing effort will lead Sharp to be a "valued one-of-a-kind-company," which we believe will result in protecting and enhancing corporate value and common interests of shareholders.

Sharp sees the issue of environmental protection as a medium-term business challenge. With our energy-creating and energy-saving technologies, we aim to achieve our corporate vision of being a company that has "zero global warming impact" by fiscal 2010. We will contribute to the realization of a sustainable society by pursuing coexistence of business expansion and environmental protection. Specifically we will work to reduce the environmental burden at all production stages, along with enhancing the business of photovoltaic power generation systems and introducing environmentally friendly products.

2. Basic Policy on Distribution of Earnings

Sharp considers distributing profits to shareholders to be one of management's top priorities. While maintaining consistently stable dividend pay-outs, and while carefully considering our consolidated business performance, financial situation and future business development in a comprehensive manner, we have been implementing a set of measures to return profits to our shareholders, such as increasing the amount of periodic dividends. We will continue to return profit actively, targeting a consolidated pay-out ratio of 30%.

III. Actions to Prevent Persons Deemed Inappropriate, in Light of the Basic Policy, from Controlling Decisions on Sharp's Financial and Business Policy

1. Necessity of the Plan Regarding Large-Scale Purchases of Sharp's Shares

Sharp Group's wide range of business fields includes Audio-Visual and Communication Equipment, Home Appliances, Information Equipment, LSIs, LCDs and Other Electronic Components. Most of the results of research and development and manufacturing technology know-how, which are sources of our corporate value, are confidential. Therefore, shareholders requested to sell shares by a Large-Scale Purchaser and faced with deciding whether a Large-Scale Purchase offer is reasonable may not easily evaluate our corporate value within a limited time, since shareholders need to estimate the value of the possibility of commercializing the results of research and development or know-how, and the technological synergy between devices and products.

The Board of Directors of Sharp believes that purchases of Sharp's shares by a group of shareholders* with an intent to obtain 20% or more of the total voting rights of Sharp, or purchases of Sharp's shares resulting in a group of shareholders holding 20% or more of the total voting rights of Sharp, without the prior consent of the Board of Directors of Sharp (A purchase of Sharp's shares as described above shall be hereinafter referred to as a "Large-Scale Purchase," and A person or a company intending to conduct a Large-Scale Purchase shall be hereinafter referred to as a "Large-Scale Purchaser.") should be conducted in accordance with certain reasonable rules, to protect and enhance corporate value and common interests of shareholders.

Therefore, the Board of Directors of Sharp has established rules regarding Large-Scale Purchases (hereinafter referred to as "Large-Scale Purchase Rules") and requires a Large-Scale Purchaser to follow the Large-Scale Purchase Rules. In addition, based on the advice and recommendations of a Special Committee (refer to Exhibit 3) composed of experienced outsiders and all outside auditors, the Board of Directors of Sharp is planning, together with appropriate disclosure, to take reasonable measures to prevent persons deemed inappropriate, in light of the Basic Policy, from controlling decisions on Sharp's financial and business policy. (The plan regarding Large-Scale Purchases of Sharp's shares described in III shall be hereinafter referred to as the "Plan.")

*A group of shareholders shall mean any of the following:

1) a holder (defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law of Japan, including a person deemed to as a holder pursuant to Paragraph 3, Article 27-23 thereof) of share certificates or other securities (defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law of Japan) of Sharp, and any joint holders (defined in Paragraph 5, Article 27-23 of the Securities and Exchange Law of Japan, including a person deemed as a joint holder pursuant to Paragraph 6, Article 27-23 thereof), or

2) a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law of Japan, including a purchase made on a securities exchange market) of share certificates or other securities (defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law of Japan) of Sharp, and any specially related parties (defined in Paragraph 7, Article 27-2 of the Securities and Exchange Law of Japan): hereinafter the same.

2. Plan Details

(1) Establishment of Large-Scale Purchase Rules

Large-Scale Purchase Rules require that a Large-Scale Purchaser shall provide the Board of Directors of Sharp with necessary and sufficient information in advance, and after an assessment period has passed, a Large-Scale Purchaser shall be allowed to initiate a Large-Scale Purchase. The details are prescribed as follows.

① A Large-Scale Purchaser is required to provide necessary and sufficient information (hereinafter referred to as the "Large-Scale Purchase Relevant Information") concerning the contents of the Large-Scale Purchase and the Large-Scale Purchaser. Each Large-Scale Purchase has distinctive Large-Scale Purchase Relevant Information. Therefore, when a Large-Scale Purchaser intends to initiate a Large-Scale Purchase, the Large-Scale Purchaser is required to submit to Sharp a written document (hereinafter referred to as "Letter of Declaration") that includes a declaration to comply with the Large-Scale Purchase Rules, the name and address of the Large-Scale Purchaser, applicable law under which the Large-Scale Purchaser is established or the governing law of incorporation, the name of the representative director, contact information in Japan and an outline of the Large-Scale Purchase.

② Within five (5) business days after receipt of the Letter of Declaration, Sharp will issue a list to the Large-Scale Purchaser of initially required Large-Scale Purchase Relevant Information for the Large-Scale Purchase and will require the Large-Scale Purchaser to immediately provide such information described in that list. (Large-Scale Purchase Relevant Information includes, but is not limited to, the criteria described below.) If the information initially provided by the Large-Scale Purchaser is deemed to be insufficient, Sharp may require the Large-Scale Purchaser to provide additional information until Sharp determines the provided information is sufficient.

(a) An outline of the Large-Scale Purchaser and its group (including name, capital structure, subject matter of its business, financial condition, history of past acquisitions or Large-Scale Purchases, experience in some kind of business as Sharp's business);

(b) The purposes, methods and conditions of the purchase (including the amount and type of consideration, basis for determination of the purchase price, the source of funds for the purchase, duration of the purchase, structure of the transaction);

(c) An outline of the supplier of the funds (including name, capital structure);

(d) Management Policy the Large-Scale Purchaser intends to adopt after the completion of the Large-Scale Purchase, details of medium- and long-term plans for each business, equity policy, financial policy, dividend policy;

(e) Policy for putting to use the patents, brands, etc. to continuously enhance corporate value and common interests of shareholders, and the basis of the Policy;

(f) Policy on whether to change or not to change the treatment of stakeholders (customers, clients, employees, local community and others), that would be implemented after the completion of the Large-Scale Purchase, and the policy's contents.

If a Large-Scale Purchase is proposed, and disclosure is considered necessary for shareholders to make decisions, the Board of Directors of Sharp will disclose, at a time it deems appropriate, the facts of such Large-Scale Purchase and all or part of the Large-Scale Purchase Relevant Information provided to the Board of Directors of Sharp.

③ After the requirement of the Large-Scale Purchase Relevant Information has been totally satisfied, the Board of Directors of Sharp will have sixty (60) business days, if the counter value will be paid only in Japanese Yen, or ninety (90) business days, if the counter value will be paid in other than Japanese Yen, as a period to assess the purchase (hereinafter referred to as "Assessment Period") during which the Board of Directors of Sharp will assess, investigate, examine, negotiate, form an opinion and seek any alternatives. Therefore, the Large-Scale Purchase will be allowed to commence only after the Assessment Period has passed.

(2) Investigation of Large-Scale Purchase and Process of Decision

During the Assessment Period, the Board of Directors of Sharp will accurately assess and investigate the provided Large-Scale Purchase Relevant Information to deliberate on its opinion, observing timely disclosure of information, while seeking advice from outside experts including attorneys, financial advisors and certified public accountants. The Board of Directors of Sharp will negotiate with a Large-Scale Purchaser in order to improve the terms of a proposed Large-Scale Purchase if necessary.

Even if a Large-Scale Purchaser complies with the Large-Scale Purchase Rules, the following factors shall be regarded as harmful to corporate value and common interests of shareholders.

① There is no intention to participate in Sharp Group's management, and there is an intention to inflate Sharp's share price and resell the shares to Sharp or its affiliates at an inflated price.

② There is an intention to transfer intellectual property rights, know-how, trade secrets, main clients or customers which are indispensable to Sharp Group's business to a Large-Scale Purchaser or its group by temporarily commandeering Sharp Group's management.

③ There is an intention to misappropriate Sharp Group's assets as collateral or funds for loans for a Large-Scale Purchaser or its group.

④ There is an intention to dispose of Sharp Group's assets by temporarily commandeering their management, to obtain a temporarily high dividend or to sell the shares at a high price due to payment of a temporarily high dividend.

Before investigation of the Large-Scale Purchase or countermeasures are taken by the Board of Directors of Sharp, the Special Committee, which consists of experienced outsiders and all outside auditors, shall deliberate on and recommend to the Board of Directors of Sharp whether sanctioning the Large-Scale Purchase is advisable or if countermeasures should be taken. The Board of Directors of Sharp shall fully consider this recommendation and make a final decision concerning countermeasures prescribed in (3) below. After countermeasures are taken, if a Large-Scale Purchaser provides Sharp with necessary and sufficient information, and the Special Committee recommends and the Board of Directors of Sharp decides that the Large-Scale Purchase does not harm corporate value and common interests of shareholders, the Board of Directors of Sharp may cease such countermeasures.

(3) Countermeasures based on the Plan

① In case a Large-Scale Purchaser complies with the Large-Scale Purchase Rules, and the Large-Scale Purchase is deemed not to harm corporate value and common interests of shareholders:
The Board of Directors of Sharp will not take any countermeasures.

② In case a Large-Scale Purchaser does not comply with the Large-Scale Purchase Rules:
If a Large-Scale Purchaser does not comply with the Large-Scale Purchase Rules and initiates the Large-Scale Purchase, or deviates from the Large-Scale Purchase Rules, the Board of Directors of Sharp may take countermeasures, such as a share split, or a gratis allotment of stock acquisition rights, as permitted by law, regulations or by-laws in effect at the time, to protect corporate value and common interests of shareholders. The Board of Directors of Sharp shall, at its discretion, choose at the time the most reasonable and appropriate countermeasures.

③ In case a Large-Scale Purchaser complies with the Large-Scale Purchase Rules, but the Large-Scale Purchase nevertheless harms corporate value and common interests of shareholders:
If a Large-Scale Purchase deemed harmful to corporate value and common interests of shareholders is initiated, the Board of Directors of Sharp may take countermeasures, such as a share split, or a gratis allotment of stock acquisition rights, as permitted by law, regulations or by-laws in effect at the time, to protect corporate value and common interests of shareholders. The Board of Directors of Sharp shall, at its discretion, choose at the time the most reasonable and appropriate countermeasures.

3. Influence on Shareholders and Investors, etc.

(1) Influence on shareholders and investors at the time of introduction of the plan:

The Board of Directors of Sharp is not splitting shares or issuing stock acquisition rights at the time of the introduction of the plan. The introduction of the plan has no direct influence on the rights and interests of shareholders and investors.

(2) Influence on shareholders and investors at the time of taking countermeasures:

The Board of Directors of Sharp will timely disclose information at the time of taking countermeasures against a Large-Scale Purchaser, and adequately consider the interests of shareholders and investors other than the Large-Scale Purchaser.

(3) Necessary procedure for shareholders to be followed when countermeasures are taken:

Shareholders shall be registered as owners by the base day determined in a public notification in the event the Board of Directors of Sharp determines to split shares or allot gratis stock acquisition rights. Sharp will notify the shareholders of the details of the method of allotting and exercising stock acquisition rights in accordance with relevant law and regulations when stock acquisition rights are allotted to shareholders.

4. Process of Introducing the Plan

The Board of Directors of Sharp decided at the Board of Directors Meeting held on April 25, 2007 to adopt the Plan on condition that the shareholders approve the Plan at the 113th Ordinary General Meeting of Shareholders. All four (4) auditors including three (3) outside auditors expressed their opinion that the introduction of the plan is adequate.

5. Term of the Plan

The Plan is effective from the conclusion of the 113th Ordinary General Meeting of Shareholders until the conclusion of the 114th Ordinary General Meeting of Shareholders held on or before June 30, 2008, on condition that the shareholders approve the Plan at the 113th Meeting. If the shareholders approve the Plan at the 114th Ordinary General Meeting of Shareholders, the Plan will be effective until the conclusion of the subsequent meeting.

The Board of Directors of Sharp may decide to abolish the Plan before expiration. If need be, the Board of Directors of Sharp may revise the plan while the Plan is in effect in accordance with revised laws or revised stock exchange regulations concerning takeover defense plans if such revision will not be contrary to the basic principles of the Plan approved at the Ordinary General Meeting of Shareholders. If the Plan is postponed, abolished or revised, the Board of Directors of Sharp shall immediately disclose such action.

IV. The fact that, and the reasons why, the Plan is based on the Basic Policy, does not harm corporate value and common interests of shareholders, and is not intended to prolong the respective individuals in their positions of Director

For the reasons set out below, The Board of Directors of Sharp believes that the action described in III is based on the Basic Policy described in I, does not harm corporate value and common interests of shareholders, and is not intended to prolong the respective individuals in their positions of Director.

1. The Plan is based on the Basic Policy.

The Plan's provisions include the contents of Large-Scale Purchase Rules, measures for Large-Scale Purchases, establishment of the Special Committee and the effects on shareholders and investors.

The Plan clearly requires a Large-Scale Purchaser to provide the Board of Directors of Sharp with necessary and sufficient information in advance, a Large-Scale Purchaser shall be allowed to initiate a Large-Scale Purchase after an Assessment Period has passed, and the Board of Directors of Sharp may take countermeasures if a Large-Scale Purchaser does not comply with these provisions.

The Plan prevents inappropriate Large-Scale Purchases deemed to harm corporate value and common interests of shareholders even if a Large-Scale Purchaser complies with the Large-Scale Purchase Rules, and provides that the Board of Directors of Sharp may take reasonable countermeasures in the event of an inappropriate Large-Scale Purchase.

Therefore, the Plan is established in accordance with the Basic Policy.

2. The Plan does not harm corporate value and common interests of shareholders.

As described in I, the Basic Policy respects corporate value and common interests of shareholders. The Plan is established in accordance with A) the Basic Policy, B) the three (3) principles provided in the "Guidelines Regarding Takeover Defense for the Purpose of Protection and Enhancement of Corporate Value and Shareholders' Common Interests" ((i) Protection and Enhancement of Corporate Value and Shareholders' Common Interests, (ii) Prior Disclosure and Shareholders' Will and (iii) Necessity and Reasonableness), promulgated by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005, and C) the duties concerning the adoption of takeover defenses (Sufficient Disclosure, Transparency, Effect on the Market and Respect for Shareholders' Rights) provided in the "Timely Disclosure Rules," promulgated by Tokyo Stock Exchange, Inc. The Plan provides that the shareholders shall be provided with the necessary information to enable them to decide whether they accept the Large-Scale Purchase, and proposal of alternatives by the Board of Directors of Sharp. Therefore, the Plan is designed to enable the shareholders and investors to make an informed decision, and does not harm corporate value and common interests of shareholders, rather enhances such value and interests.

Furthermore, the Plan will be enacted or renewed depending on whether the shareholders approve the Plan, and the plan will be renewed or abolished if shareholders wish to do so. This indicates that the Plan does not harm corporate value and common interests of shareholders.

3. The Plan is not intended to prolong the respective individuals in their positions of Director.

The Plan recognizes that whether to permit a Large-Scale Purchase of Sharp's shares should be ultimately entrusted to the shareholders. The Plan prevents inappropriate Large-Scale Purchases, and requires compliance with the Large-Scale Purchase Rules and provides for potential countermeasures to protect corporate value and common interests of shareholders. The Plan clearly provides detailed countermeasures in advance for the Board of Directors of Sharp to take against inappropriate Large-Scale Purchases. Such countermeasures by the Board of Directors of Sharp shall be taken in accordance with the provisions of the Plan. Not only the decision of the Board of Directors of Sharp, but the approval of the shareholders are required to give effect to the Plan.

When the Board of Directors of Sharp assesses and investigates the Large-Scale Purchases, proposes alternatives, negotiates with a Large-Scale Purchaser, or takes countermeasures, the Board of Directors of Sharp shall fully consider the advice of the Special Committee, which consists of experienced independent outsiders and independent outside auditors, as well as outside experts. The Special Committee's advice and recommendations shall not consider the interests of the Directors. The Plan includes provisions that guarantee due process by the Board of Directors of Sharp.

Therefore, the Plan is clearly not intended to prolong the respective individuals in their positions of Directors.

EXIBIT: An outline of the special committee

- The special committee shall be established based on a decision by the Board of Directors of Sharp.
- Members of the special committee consist of experienced outsiders (including, but not limited to specialists in management, law, accounting etc., experts including lawyers, and managers of private companies) and all outside auditors, who are independent of Sharp's managers conducting the business. Experienced outsiders and Sharp shall enter into a contract including a clause that provides for a fiduciary duty to Sharp.
- At the request of the Board of Directors of Sharp, and after investigation and discussion based on this Plan, the special committee shall advise the Board of Directors of the committee's opinion or make recommendations concerning the countermeasures contemplated, including whether such countermeasures should be taken or not. The special committee's advice and recommendations shall consider corporate value and common interests of shareholders, and not the interests of the committee or Sharp's management. The Board of Directors of Sharp shall fully consider such advice and recommendations, and make a final decision concerning the countermeasures. At the expense of Sharp, the special committee may seek advice from experts including lawyers, financial advisors and certified public accountants.

END